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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CARDIAC SCIENCE, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   141410-209
                                 (CUSIP Number)


                                 WALTER VILLIGER
                                HURDNERSTRASSE 10
                                  POSTFACH 1474
                                 CH-8640, HURDEN
                                   SWITZERLAND
                                (41) 55-415-1111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             SHIVBIR S. GREWAL, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                FEBRUARY 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

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

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 141410-209                                                           PAGE 2 OF 16 PAGES
----------------------------------------                                       -------------------------------------

=========== =========================================================================================================
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Walter Villiger
----------- ---------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) / /
                                                                                                       (b) /X/
----------- ---------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ---------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                     PF
----------- ---------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                                / /
----------- ---------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                              Switzerland
----------- ---------------------------------------------------------------------------------------------------------
          NUMBER OF SHARES
         BENEFICIALLY OWNED           7        SOLE VOTING POWER
         BY EACH REPORTING
            PERSON WITH                                                   933,750
                                      -------- ----------------------------------------------------------------------
                                      8        SHARED VOTING POWER

                                                                          0
                                      -------- ----------------------------------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                                                          933,750
                                      -------- ----------------------------------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                                                          0
----------- ---------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       933,750
----------- ---------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                                                                / /
----------- ---------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.6%
----------- ---------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                     IN
=========== =========================================================================================================


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                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         SECURITY:         COMMON SHARES

         ISSUER:           CARDIAC SCIENCE, INC.
                           16931 MILLIKAN AVENUE
                           IRVINE, CALIFORNIA  92606

                           RAYMOND W. COHEN - PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           BRETT L. SCOTT  - CHIEF FINANCIAL OFFICER AND
                           SECRETARY

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      WALTER VILLIGER   (REPORTING PERSON)

         (b)      HURDNERSTRASSE 10
                  POSTFACH 1474
                  CH-8640, HURDEN
                  SWITZERLAND

         (c)      PASSIVE INVESTMENTS.

         (d)      NONE.

         (e)      NONE.

         (f)      SWITZERLAND


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PERSONAL FUNDS.

ITEM 4.  PURPOSE OF TRANSACTION.

         PASSIVE INVESTMENT. ALTHOUGH THERE IS NO CURRENT INTENTION TO DO SO, THE REPORTING PERSON MAY IN THE FUTURE ACQUIRE OR DISPOSE OF SECURITIES OF THE ISSUER.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      -  900,000 SHARES OF COMMON STOCK;
                  - 33,750 WARRANTS, EACH CONVERTIBLE INTO ONE SHARE OF COMMON STOCK, AT AN EXERCISE PRICE OF $5.00
                  -  TOTAL BENEFICIAL OWNERSHIP (ASSUMING EXERCISE OF WARRANTS)
                     - 7.6%

         (b) REPORTING PERSON HAS THE SOLE POWER TO VOTE, OR TO DIRECT THE VOTE OF, ALL OF THE SHARES SET FORTH IN PARAGRAPH (a).

         (c)      THE REPORTING PERSON HAS NOT

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                  EFFECTED ANY TRANSACTION IN THE COMMON STOCK IN THE PAST 60
                  DAYS. 50,000 SHARES WERE PURCHASED OVERSEAS BY THE REPORTING PERSON IN A PRIVATE THIRD PARTY TRANSACTION, ON FEBRUARY 3, 2000, AT A PRICE OF $3.00 PER SHARE.

         (d) THE REPORTING PERSON HAS REGISTERED 850,000 SHARES OF COMMON STOCK AND 37,750 WARRANTS IN THE STREET NAME OF LAMONT ASSET MANAGEMENT, ZURICH, SWITZERLAND, ALTHOUGH THE VOTING CONTROL AND POWER OF DISPOSITION THEREOF REMAINS IN THE CONTROL OF THE REPORTING PERSON.

         (e)      NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  SEE RESPONSE TO ITEM 5(d). NONE OF THE SECURITIES ARE PLEDGED OR SUBJECT TO A CONTINGENCY THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING OR INVESTMENT POWER OVER SUCH SECURITIES.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  NONE

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                  SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:      APRIL 29, 2000           /s/WALTER VILLIGER
                                    -------------------------------------------
                                          WALTER VILLIGER